Filed by Quanterix Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Akoya Biosciences, Inc. Commission File Number: 001-40344 1 On February 11, 2025, Masoud Toloue, President and CEO of Quanterix Corporation, delivered a presentation to the employees of Akoya Biosciences, Inc., during which he presented the following slides

„ Quanterix Presentation Masoud Toloue, CEO F e b r u a r y 1 1 , 2 0 2 5

Legal Information 3 IMPORTANT ADDITIONAL INFORMATION In connection with the proposed acquisition of Akoya Biosciences, Inc. (“Akoya”) by Quanterix, Quanterix will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will contain a joint proxy statement of Quanterix and Akoya and a prospectus of Quanterix (the “Joint Proxy Statement/Prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED TRANSACTION. A definitive copy of the Joint Proxy Statement/Prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752 ATTN: Chief Legal Officer. PARTICIPANTS IN THE SOLICITATION Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the proposed transaction. Information about Quanterix’s directors and executive officers is available in Quanterix’s proxy statement dated April 15, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Quanterix and Akoya, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Information 4 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Statements included in this presentation that are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this presentation include certain preliminary, unaudited estimated financial information for the fourth quarter and year ended December 31, 2024. This financial information is unaudited and preliminary and does not present all information necessary for an understanding of Quanterix’s financial condition as of December 31, 2024 and its results of operations for the quarter and year ended December 31, 2024. This financial information is subject to completion of normal quarter and year-end close procedures. These procedures and the audit of Quanterix’s financial statements for the year ended December 31, 2024 are ongoing and could result in changes to this financial information. Forward-looking statements regarding the proposed acquisition of Akoya are based on, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood, and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities with respect to the transaction with Akoya: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Quanterix and Akoya; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Quanterix’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the proposed transaction; and other factors that may affect future results of Quanterix, Akoya, and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, Akoya’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. USE OF NON-GAAP FINANCIAL MEASURES To supplement Quanterix’s financial statements presented on a GAAP basis, Quanterix has provided certain non-GAAP financial measures, including non-GAAP gross margin. Management uses these non-GAAP measures to evaluate our operating performance in a manner that allows for meaningful period-to-period comparison and analysis of trends in our business and our competitors. Management believes that presentation of these non-GAAP measures provides useful information to investors in assessing our operating performance within our industry and in order to allow comparability to the presentation of other companies in our industry. The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for, the corresponding GAAP financial measures.

OUR MISSION

Create the tools enabling discovery and better health

Unmatched Technology

>1000 Instruments installed



Early penetration in multi-billion diagnostics

CLIA lab running validated neuro LDTs

$137M
Preliminary 2024 Revenue[1]

$32M
Cash burn[1]

51-55%
2024 Non-GAAP Gross Margin[2] Guidance

$292M
Cash Balance [1]

570+
Biomarkers

3,200+
Publications

Nasdaq : QTRX

1. These preliminary financial results are based on currently available information and are unaudited and subject to adjustment.
2. Guidance as of November 12, 2024. GAAP gross margin guidance range of 57-61%. Projected GAAP gross margin does not include shipping and handling costs, which include freight and other activities costs associated with product shipments.
Non-GAAP gross margin includes these shipping and handling costs.

Quanterix
5

6 Traditional Protein assays Millions of molecules needed to reach detection limit SUBSTRATE 0 pM 10 pM 0 aM 3.5 aM 350 aM 3.5 fM DigitalAnalog

Simoa detects biomarkers unmeasurable by other technology



ELISA
Addressable Laser Bead Assay
Chemiluminescence
Proximity Extension Assay
Electro-chemiluminescence
Proximity Extension Assay + QPCR/NGS
Quanterix
nanomolar
Fewer patients
picomolar
femtomolar
attomolar
More patients
Sensitivity level
Low
High
Late stage disease biomarkers
Requires high molecule concentration
Early stage disease biomarkers
Can detect single molecule
Simoa Today
15B molecules
15M molecules
15K molecules
15 molecules
1000x
Sensitivity increase

Quanterix 7

8 Catching disease early enables health-care… …versus today's sick-care management Non-invasive Earliest stage detection S T AG E O F I N T E R VE N T I O N HEALTHY LATE DISEASE Invasive Technologies Non-invasive Competitors

9 Strong Operational Execution Building the Base 7 consecutive quarters of double-digit growth Ability to optimize overall efficiency Bringing it all together to generate cash Resilience in customer stickiness Successful execution of FIX Executing a robust product development engine 2 year CAGR of 14% From ~65% to ~80% From 35% to 53%2 From $58M to $32M From <5 to 20 new assays On track for 2026 1. These preliminary financial results are based on currently available information and are unaudited and subject to adjustment 2. Mid-point of guidance as of November 12, 2024, of 51-55%. GAAP gross margin guidance range of 57-61%. Projected GAAP gross margin does not include shipping and handling costs, which include freight and other activities costs associated with product shipments. Non-GAAP gross margin includes these shipping and handling costs.

10 Strategic Priorities Building on Top of our Base Expand into adjacencies Immunology and Oncology Translate into diagnostics Clinical applications and Alzheimer’s Disease testing Grow Menu Extend #1 position in Neuro

11 Harmonized processes driving rapid menu expansion Assay development times reduced from >18 months to <6 months Launched 5 new assays Launched 20 new assays One LDT Test Menu 8 markers in Immunology incl. 3 multi-markers in inflammation 12 markers in Neurology incl. Lucent AD Complete (Multi-marker: p-Tau217, Aβ42, Aβ40, NfL, GFAP) Priority Our product development engine is in motion

Extending Quanterix leadership position in Neurology Markers 12 Plasma-based BD-Tau solution: Single and Multiplex Formats Blood-based Simoa Neuro Assays NfL BD-Tau BD- EVs Groundbreaking 4-plex assay N4PD: NfL, GFAP, UCHL-1, AD-specific BD-Tau Brain-specific Extracellular Vesicle (EV) profiling with minimal sample volume Menu Priority Delivering the latest innovation to our customers

Priority
01
Menu

New markers as neuroinflammation pathways accelerate


Inflammation related disorders

- Mood Disorder
- Immuno-oncology
- Asthma
- Infectious Disease
- Neuro inflammation
  AD, MS, PD
- Arthritis
- Obesity
- Autoimmune disorder

Precise detection of key inflammatory and proinflammatory cytokines

IL-1β IL-2 IL-4
IL-5 IL-6 IL-8
IL-10 IL-13 IL-17A
TNF-α IFN-γ

Cytokine 4-Plex Panels address translational research needs in inflammation & immunology

C4PA:	IL-1B IL-10	IL-6 TNF-α
C4PB:	IL-17A IL-13	IL-4 IL-5
C4PC:	IL-2 IFN-γ	IL-6 IL-8

Ultra-sensitive **Precise** **Automated**

Extending SIMOA to more labs

Quanterix
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14 Grow Menu Expand Neuro menu Expand into adjacencies Immunology and Oncology Translate into diagnostics Clinical applications and Alzheimer’s Disease testing Strategic Priorities Building on Top of our Base

15* Management’s estimate; Excludes Dx and CDx + Immunology Low to Mid-plex Segment Neurology Research Use Segment + Oncology Tissue to blood test continuum 1B* 3B* 5B* Historic focus Priority AdjacenciesIncrease addressable research from $1B to $5B

16 TODAY SIMOA In All Labs not just speciality Neuro Labs Accelerating our expansion into Immunology & Oncology Priority Adjacencies

17 SIMOA One Breaking past detection limit s set by SIMOA N E W P L AT F O R M L AU N C H E N D O F 2 0 2 5 Priority Adjacencies

18 Priority Adjacencies Immunology 01 02 03 04 Up to 10x more sensitive compared to current SIMOA Enter a $2B+ addressable mid-plex segment Optically encoded barcodes on proprietary Emission Beads Extends our #1 lead position in ultra-sensitivity 10-plex capability while maintaining ultra-sensitivity Enhanced specificity with “Code Match” Simple, efficient workflow – 3 hr. result No PCR or NGS with 48 hour waiting required

Accelerate entry into Oncology 19 Protein based tests have become increasingly important in testing and monitoring, and multi-omics-based approaches hasten need Accelerating effort by measuring biomarkers as they first transition from tissue to blood Adjacencies Oncology Priority

20 Adjacencies Oncology Priority Technology Markets Instruments Clinical Opportunity Sample Ultra-sensitive biomarker detection >1,000 Identify earliest signs of biomarkers crossing-over from tissue to blood Spatial detection and characterization of biomarkers ~1,300 Discover and measure biomarkers in tissue at the start of disease From identification of proteomic biomarkers to their detection Broad commercial reach and ability to cross-sell into a combined larger installed base Accelerate development of new liquid biopsy tests Blood Tissue From Tissue to Blood Addressing the largest markets with the greatest potential Neurology, Immunology, Oncology Quanterix and Akoya: Uniquely positioned to accelerate new tests

Priority

02

Adjacencies Oncology

Biomarkers originating in Tissue identified by Spatial organization using Akoya



Tissue leaks biomarkers into blood in ultra-low quantities

- ORF1p
- IFN-γ
- sPD-L1
- HEr2-Low
- EVs

First Tissue / Blood Complementary Biomarker Kits Coming in 2025

SIMOA ultra-sensitivity detecting those markers in Blood



Best in class tissue and blood detection combination will drive early detection and monitoring in Oncology … **Quanterix has already begun developing these tests**

Quanterix

21

Priority
02
Adjacencies
Oncology

Accelerated Path to Scale and Profitability with Focus on High Growth Markets

01	Growth	Combined install base of **2,300** offers immediate **cross-selling opportunities**
02	Scale	Combined revenue of **~$220M**[2] Expected strong **double-digit** organic revenue growth by 2026
03	Efficiency	Significant annual cost synergies of **~$40M** by end of 2026 (**~$20M** by end of year 1 post close)
04	Acceleration	Path to **cash flow positive**[3] in 2026
05	Strong Runway	Significant combined balance sheet with **$175M**[4] **in cash** expected at time of closing[4]

1. Management's estimate; Excludes Dx and CDx
2. TTM ended Q3 2024
3. Excludes Dx and CDx
4. Assumes that the deal closes in Q2 2025.

Quanterix

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23 Grow Menu Expand Neuro menu Expand into adjacencies Immunology and Oncology Translate into diagnostics Clinical applications and Alzheimer’s Disease testing Strategic Priorities Building on Top of our Base

24 Source: 2023 Alzheimer’s Disease Facts and Figures from Alzheimer's Association® Alzheimer Disease International (https://www.alzint.org) Global societal cost of dementia in the WHO report “Global status report on the public health response to dementia.” Early detection Monitoring Differential diagnosis AD Dx Priority will play a large role enabling: globally living with Alzheimer’s global societal cost of dementia in 2019 By 2050 projected to Estimated $10 Billion AD testing segment

25 BUILDING THE GLOBAL INFRASTRUCTURE FOR Alzheimer's Disease Testing AD Dx Priority IN TWO PARTS…

26 Growing Network of Labs Serving Clinical Market in 2025 PART 1: ENABLE PARTNERS DEMONSTRATING EARLY SUCCESS IN LAB ENABLEMENT 12 PARTNERS TODAY Our Partners Across the Globe SOME EXAMPLES Neurogen AD Dx Priority 10+ partners in pipeline validating test

27 Best Multi-marker Test Differentiated Reimbursement High Capacity Infrastructure AD Dx Priority PART 2: OUR LAB

Priority
03
AD Dx

LucentAD Complete

01 A test for all patients, not just late-stage AD	100%	**ALL** patients receive a result[1]	+90% Sensitivity
02 Lowest Intermediate Zone	11%	vs. **>30%** Intermediate for a single marker	+90% Specificity
03 Future differential diagnosis	5 markers in 1 test (p-Tau217, Aβ42, Aβ40, NfL, GFAP)	**Algorithm** to leverage additional AD relevant biomarkers	+90% Accuracy

1. With its single femtogram/mL limit of detection, SIMOA has provided p-Tau 217 results in all patient samples tested, including over 2,000 samples in BioHermes and VUMC cohorts.

Quanterix
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29 Algorithm based risk score for test output Strong evidence of validity and utility Demonstrated need – Physicians ordering test Multi Marker ADLT PLA code submitted (approval est. in Q1’25) Cross walked to several existing multi-marker tests Est. $700-800 Advanced Diagnostic Lab Test (ADLT) with CMS MAAA Provides best path for high reimbursement Est. $1K-3K Est. H2’25 Est. 2026 Area of focus AD Dx Priority Value based - differentiated reimbursement

30 Ongoing Trials BioHermes II 100% enrollment Q4 2025 Davos Mt Sinai 100% enrollment Q3 2025 Davos VUMC 100% enrollment Q4 2025 CANTATE Phase II 100% enrollment Q4 2025 $20 Million investment to support over 2024 and 2025 Building Lab capacity 30+ team offering testing Services >0.75M tests per year with capacity to increase to 3x Commercial team Dedicated team of 12 direct Dx sales plus 4 commercial support 12 Reference labs signed up for building LDTs 4 Prospective studies 0.75M Testing capacity 16 Diagnostics Team AD Dx Priority Building the global infrastructure for Alzheimer's Disease Testing

31 Grow Menu Extend #1 position in Neuro Expand into Adjacencies Immunology and Oncology Translate into Diagnostics Clinical applications and Alzheimer’s Disease testing Strategic Priorities Building on Top of our Base

32 Unmatched Technology Most Sensitive Protein Measurements in Blood protected by a strong IP Delivering double-digit revenue growth In a constrained capital spending environment due to a differentiated business model Driving Operational Execution Leading to improved gross margins and cash flow positive by 2026 Expanding TAM with acquisitions of Akoya and Emission Significantly expand our TAM to $5B and enable our entry into Immunology and Oncology Well positioned for significant upside from AD Diagnostics Promising Alzheimer’s Diagnostics franchise with key catalysts over next 12 months Accelerating Growth, Extending Our Leadership Position